Exhibit 11

British American Tobacco p.l.c.

21 September 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each ("Shares") from Goldman Sachs International during the period from 14 September 2026 to 18 September 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	14 September 2026	15 September 2026	16 September 2026	17 September 2026	18 September 2026
Number of ordinary shares of 25 pence each purchased:	100,000	100,000	100,0000	100,000	100,000
Highest price paid per share (pence):	4,250.00p	4,221.00p	4,236.00p	4,248.00p	4,219.00p
Lowest price paid per share (pence):	4,176.00p	4,162.00p	4,192.00p	4,185.00p	4,169.00p
Volume weighted average price paid per share (pence):	4,231.93p	4,195.63p	4,211.82p	4,207.59p	4,197.76p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,158,481,742 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,648,864 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Goldman Sachs International during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/6164V_1-2026-9-21.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6164V_2-2026-9-21.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6164V_3-2026-9-21.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6164V_4-2026-9-21.pdf

http://www.rns-pdf.londonstockexchange.com/rns/6164V_5-2026-9-21.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases - aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	14/09/2026	100,000	4,231.93p	LSE
British American Tobacco p.l.c.	GB0002875804	14/09/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	14/09/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	15/09/2026	100,000	4,195.63p	LSE
British American Tobacco p.l.c.	GB0002875804	15/09/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	15/09/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	16/09/2026	100,000	4,211.82p	LSE
British American Tobacco p.l.c.	GB0002875804	16/09/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	16/09/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	17/09/2026	100,000	4,207.59p	LSE
British American Tobacco p.l.c.	GB0002875804	17/09/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	17/09/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	18/09/2026	100,000	4,197.76p	LSE
British American Tobacco p.l.c.	GB0002875804	18/09/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	18/09/2026	0	0.00p	BATE